UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Archie Bennett, Jr.

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Archie Bennett, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 807,618

	8	Shared Voting Power 0

	9	Sole Dispositive Power 757,618

	10	Shared Dispositive Power 50,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 807,618

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 25.4%(2)

14	Type of Reporting Person IN

(1)   Excludes 7,327 shares of Common Stock reserved for issuance by the Issuer to the Reporting Person pursuant to the Issuer’s deferred compensation plan

(2)   Based on 2,470,293 shares of Common Stock outstanding as of May 31, 2019, plus 714,286 shares of Common Stock issuable upon conversion of the 4,000,000 shares of Series B Preferred Stock (as defined below), plus the Units (as defined herein).

(3)   For estate planning purposes, 280,000 shares of Series B Preferred Stock (convertible into 50,000 shares of Common Stock) were placed into irrevocable trusts over which the trustee does not have dispositive power until after the Issuer redeems the Series B Preferred Stock pursuant to the Call Option.

Explanatory Note

This Amendment No. 2 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”), and is being filed by Mr. Archie Bennett, Jr. (the “Reporting Person”) in connection with the entrance by the Reporting Person, the Issuer and the other parties thereto to the Combination Agreement described below. Except as specifically amended by this Amendment No. 2, the Schedule 13D, as amended, remains unchanged.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D, as amended, is hereby amended and restated as follows:

Execution of Combination Agreement

On May 31, 2019, the Reporting Person entered into a Combination Agreement (the “Combination Agreement”) with the Issuer, Mr. Monty J. Bennett, who is the son of the Reporting Person (the Reporting Person and Mr. Monty J. Bennett, collectively, the “Bennetts”); Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”, and together with the Bennetts and Remington, the “Remington Parties”); MJB Investments, LP (“MJB Investments”); solely for the purpose of conveying his Class B limited partnership interests in Marietta Leasehold LP, a Delaware limited partnership (“Marietta”), James L. Cowen; solely for the purpose of conveying his Class B limited partnership interests in Marietta, Jeremy J. Welter; Ashford Nevada Holding Corp., a Nevada corporation and wholly owned subsidiary of the Issuer (“New Nevada Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Nevada Holdco (“Merger Sub”).

The Issuer serves as the advisor to Ashford Hospitality Trust, Inc., a Maryland corporation (“Ashford Trust”), and Braemar Hotels & Resorts Inc., a Maryland corporation (“Braemar”). Ashford Trust and Braemar are real estate investment trusts listed on the New York Stock Exchange. Each of the Issuer, Ashford Trust and Braemar is a party to an amended and restated mutual exclusivity agreement with Remington Lodging & Hospitality, LLC, a Delaware limited liability company (“Remington L&H”), a property management company owned by the Bennetts and a wholly owned subsidiary of Remington, pursuant to which each of such parties has agreed, subject to certain terms and conditions, to utilize Remington L&H to provide property management services for all hotels, if any, that the Issuer, Ashford Trust and Braemar, respectively, may acquire, as well as for all hotels that future companies advised by the Issuer may acquire.

Mr. Monty J. Bennett serves as Chairman of the Board of Directors of the Issuer (the “Board”) and Chief Executive Officer of the Issuer. He also serves as Chief Executive Officer of Remington L&H and Chairman of the Board of Ashford Trust and Braemar. The Reporting Person is the Chairman of Remington and the Chairman Emeritus of Ashford Trust. Each of Mr. Monty J. Bennett and the Reporting Person owns, directly or indirectly, a 50% limited partnership interest in Remington and a 50% general partnership interest in Remington.  The Bennetts also control Marietta, which is the lessee of the Hilton Atlanta/Marietta Hotel and Conference Center, which is managed by Remington L&H.

Under the terms of the Combination Agreement (and subject to the satisfaction of the closing conditions therein), Issuer, through New Nevada Holdco, will acquire (i) the issued and outstanding limited partnership interests of Remington, (ii) the issued and outstanding membership interests of the General Partner, (iii) the issued and outstanding Class A limited partnership interests of Marietta and (iv) the issued and outstanding Class B limited partnership interests of Marietta owned by Mr. James L. Cowen and Mr. Jeremy J. Welter (collectively, the “Transferred Securities”). At the closing of the transactions contemplated by the Combination Agreement (collectively, the “Property Management Transactions”), and as a single plan of exchange that includes the Merger (as defined below) and the transactions contemplated by the Remington Contribution Agreement (as defined below), (i) the Issuer will cause the merger (the “Merger”) of Merger Sub with and into the Issuer pursuant to the terms of the Merger Agreement and Registration Rights Agreement, dated as of the Closing (the “Merger Agreement”), among the Issuer, New Nevada Holdco, Merger Sub, the Bennetts and the other parties thereto, whereby the Issuer will survive and become a wholly owned subsidiary of New Nevada Holdco and (ii) contemporaneously with the consummation of the Merger, the Bennetts, MJB Investments, Mr. James L. Cowen and Mr. Jeremy J. Welter will transfer to New Nevada Holdco, all of their respective right, title and interests in the Transferred Securities pursuant to a Contribution Agreement, dated as of the closing (the “Remington Contribution Agreement”), among such parties and New Nevada Holdco and will receive the consideration provided in the Combination Agreement (as described below).

In the Merger, among other things, (i) each share of common stock, par value $0.01 per share, of the Issuer outstanding immediately prior to the effective time of the Merger will be converted into one share of common stock, par value $0.001 per share, of New Nevada Holdco and (ii) each share of Series B Preferred Stock, par value $25 per share, of the Issuer (“Series B

Preferred Stock”) outstanding immediately prior to the effective time of Merger will be converted into one share of Series D Convertible Preferred Stock, par value $0.001 per share, of New Nevada Holdco (“Series D Convertible Preferred Stock”). In addition, in consideration for the contribution of the Transferred Securities to New Nevada Holdco, the respective holders thereof will receive aggregate consideration (the “Aggregate Consideration”) of $275,000,000 in the form of 11,000,000 shares of Series D Convertible Preferred Stock with a value agreed by the parties to the Combination Agreement of $25 per share.

As a result of the foregoing, immediately after the closing of the Property Management Transactions, (i) New Nevada Holdco will wholly own, directly or indirectly, (a) the Issuer, (b) Remington and the General Partner and (c) Marietta and its general partner, and each of their respective subsidiaries and (ii) assuming that the Reporting Person neither acquires nor disposes of any shares of Series B Preferred Stock beneficially owned, or otherwise controlled, directly or indirectly, as of May 31, 2019 (as of which date the Reporting Person beneficially owned 4,000,000 shares of Series B Preferred Stock), the Reporting Person will beneficially own, directly or indirectly, 9,479,300 shares of the Series D Convertible Preferred Stock, which initially will be convertible (at a conversion price of $117.50 per share) into approximately 2,016,872 shares of common stock of New Nevada Holdco (in addition to the shares of common stock of New Nevada Holdco the Reporting Person will own as a result of the exchange in the Merger of the common stock of the Issuer for the common stock of New Nevada Holdco as described above). Assuming that (x) the number of shares of common stock of the Issuer issued and outstanding immediately prior to the effective time of the Merger is equal to the number of shares of common stock of the Issuer issued and outstanding as of May 31, 2019, (y) the Reporting Person does not acquire or dispose of any shares of common stock of the Issuer or Series B Preferred Stock from May 31, 2019 to immediately prior to the effective time of the Merger and (z) such 9,479,300 shares of the Series D Convertible Preferred Stock were converted (at $117.50 per share) immediately after the effective time of the Merger, then the Reporting Person’s direct or indirect beneficial ownership interest in New Nevada Holdco (immediately after the closing of the Property Management Transactions and such conversion) would be approximately 47.0% of the then outstanding common stock of New Nevada Holdco.

Each party’s obligation to consummate the Property Management Transactions is subject to customary closing conditions, including the receipt of regulatory approvals and the approval of the stockholders of the Issuer at a stockholder meeting to be held on a date to be announced. As of the date of this Schedule 13D/A, the Property Management Transactions are anticipated to close in the fourth quarter of 2019. The terms of the Combination Agreement are described in more detail in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 3, 2019 (the “Property Management Current Report”), which is incorporated herein by reference in its entirety, and the Combination Agreement is filed as an exhibit to the this Schedule 13D/A and incorporated by reference herein.

Terms of Series D Convertible Preferred Stock

The Certificate of Designation establishing the terms of the Series D Convertible Preferred Stock (the “Certificate of Designation”) to be issued in exchange for the Series B Preferred Stock in the Merger, and issued in exchange for the Transferred Securities pursuant to the Combination Agreement, will upon closing of the Property Management Transactions provide that each share of Series D Convertible Preferred Stock will (i) have a liquidation value of $25 per share, (ii) be entitled to cumulative dividends at the rate of (a) 6.59% per annum until the first anniversary of the closing of the Property Management Transactions; (b) 6.99% per annum from the first anniversary of the closing of the Property Management Transactions until the second anniversary of the closing of the Property Management Transactions; and (c) 7.28% per annum thereafter, in each case, payable quarterly in arrears, (iii) participate in any dividend or distribution on the common stock of New Nevada Holdco in addition to the preferred dividends set forth in clause (ii), (iv) be convertible into voting common stock of New Nevada Holdco at $117.50 per share, and (v) provide for customary anti-dilution protections. In the event New Nevada Holdco fails to pay the required dividends on the Series D Convertible Preferred Stock for two consecutive quarterly periods (a “Preferred Stock Breach”), then until such arrearage is paid in cash in full, (A) the dividend rate on the Series D Convertible Preferred Stock will increase to 10.00% per annum until no Preferred Stock Breach exists; (B) no dividends may be declared and paid, and no other distributions or redemptions may be made, on the New Nevada Holdco common stock; and (C) the New Nevada Holdco board of directors will be increased by two seats and 55% of the holders of the Series D Convertible Preferred Stock will be entitled to fill such newly created seats.

The Series D Convertible Preferred Stock will be entitled to vote alongside the voting common stock of New Nevada Holdco on an as-converted basis, subject to the applicable voting limitations set forth in the Investor Rights Agreement described below.

After June 30, 2026, New Nevada Holdco will have the option to purchase all or any portion of the Series D Convertible Preferred Stock, in $25.0 million increments, on a pro rata basis among all holders of the Series D Convertible Preferred Stock (subject to the ability of the holders to provide for an alternative allocation amongst themselves), at a price per share equal to (i) $25.125, plus (ii) all accrued and unpaid dividends (provided any holder of Series D Convertible Preferred Stock shall be entitled to exercise its right to convert its shares of Series D Convertible Preferred Stock into common stock of New Nevada Holdco not fewer than five business days before such purchase is scheduled to close).

The terms of the Series D Convertible Preferred Stock (including negative covenants contained therein) are described in more detail in the Property Management Current Report, which is incorporated herein by reference in its entirety, and the Form of Certificate of Designation is filed as an exhibit to the this Schedule 13D/A and incorporated by reference herein.

Investor Rights Agreement

At the closing of the Property Management Transactions, the Reporting Person, Mr. Monty J. Bennett, MJB Investments (each of the foregoing, a “Remington Holder”), the Alayna Jo Bennett Max 2019 Gift Trust, the Archie Bennett, III 2019 Gift Trust, the Audra Marie Bennett Maxwell 2019 Gift Trust, the Jory Glazener 2019 Gift Trust, the Krista Koleas 2019 Gift Trust, the Matthew Wade Bennett 2019 Gift Trust, the Beverly Rene Bennett Flood 2019 Gift Trust, the Supplemental Needs Trust FBO Lucas Wade Bennett (each such trust a “Trust” and collectively, the “Trusts”), Mr. James L. Cowen, Mr. Jeremy Walter, Mr. Mark A. Sharkey and New Nevada Holdco will enter into an investor rights agreement (the “Investor Rights Agreement”) governing the relationship of such parties subsequent to such closing. The Investor Rights Agreement will, upon closing, supersede and replace the existing investor rights agreement dated August 8, 2018, among the Reporting Person, the Issuer and the other parties thereto, in all respects.

For so long as the Reporting Person, Mr. Monty J. Bennett, MJB Investments, the General Partner, each Trust, Mr. Jeremy J. Welter, Mr. James L. Cowen and Mr. Mark A. Sharkey (together with each person that succeeds to their respective interests as the result of a transfer permitted under the Investor Rights Agreement, “Covered Investors”) beneficially own no less than 20% of the issued and outstanding shares of common stock of New Nevada Holdco (taking into account the Series D Convertible Preferred Stock on an as-converted basis), Mr. Monty J. Bennett, during his lifetime, and 55% of the Covered Investors thereafter, will be entitled to nominate one individual (other than the Reporting Person), and the Reporting Person, during his lifetime, and 55% of the Covered Investors thereafter, will be entitled to nominate one individual (other than the Reporting Person) for election as a member of the board of directors of New Nevada Holdco (each, a “Seller Nominee”). Initially, Mr. Monty J. Bennett will serve as the Seller Nominee of Mr. Monty J. Bennett, and Mr. W. Michael Murphy will serve as the Seller Nominee of the Reporting Person.

In the event of a Preferred Stock Breach (as defined in above), the Covered Investors agree that one of the two additional board designation rights arising under the Certificate of Designations shall be vested in the Reporting Person, during his lifetime, and the other such board designation right shall be vested in Monty J. Bennett, during his lifetime. In furtherance of the foregoing, each Covered Investor agrees that it will vote all of such Covered Investor’s Series D Convertible Preferred Stock, and consent to any action by the holders of the Series D Convertible Preferred Stock without a meeting as permitted under appropriate state law, as may be directed the Reporting Person, or Monty J. Bennett, respectively, in connection with their designation of the individuals to fill such board seats.

For five years after the closing of the Transactions, each of the Covered Investors are prohibited from transferring common stock of New Nevada Holdco or Series D Convertible Preferred Stock to any person that is or would become, together with such person’s affiliates and associates, a beneficial owner of 10% or more of the then outstanding shares of common stock of New Nevada Holdco, taking into account the Series D Convertible Preferred Stock on an as converted basis, subject to certain exceptions described in the Property Management Current Report.

The Investor Rights Agreement provides that Covered Investors agree that on matters submitted to a vote of the holders of voting securities of New Nevada Holdco, the Covered Investors will have the right to vote or direct or cause the vote of the shares as to which they hold sole voting power or are held by immediate family members (or a trust for the benefit of such person) (collectively, the “Sole Voting Shares”) as the Covered Investors determine, in their sole discretion, except (i) if, prior to August 8, 2023 only with respect to the voting securities of New Nevada Holdco, the combined voting power of the Reference Shares (as defined below) of New Nevada Holdco exceeds 40.0% (plus the combined voting power of (A) any common stock of New Nevada Holdco purchased by any Covered Investor in an arm’s length transaction after the closing of the Transactions from a person other than New Nevada Holdco or a subsidiary of New Nevada Holdco, for cash, including through open market purchases, and (B) privately negotiated transactions or any distributions of common stock of New Nevada Holdco by either of Ashford Trust or Braemar to its respective stockholders pro rata) of the combined voting power of all of the outstanding voting securities of New Nevada Holdco entitled to vote on any given matter, then Reference Shares of New Nevada Holdco representing voting power equal to such excess will be deemed to be “Company Cleansed Shares” under the Investor Rights Agreement. The Covered Investors agree that they will vote, or cause to be voted, out of the Covered Investors’ Sole Voting Shares, shares constituting voting power equal to the voting power of the Company Cleansed Shares in the same proportion as the holders of such class or series of voting securities of New Nevada Holdco vote their shares with respect to such matters, inclusive of the Reference Shares of New Nevada Holdco voted by the Covered Investors. These restrictions may be waived by a majority vote or consent of the independent directors of New Nevada Holdco that have no personal interest in the matter to be voted upon. “Reference Shares” means all voting securities of New Nevada Holdco that are (without duplication): (i) beneficially owned by any Covered Investor, including any such voting securities as to which any Covered Investor has sole or shared voting power; (ii) beneficially owned by any member of a Group of which any Covered Investor is a member; or (iii) subject to or referenced in any derivative or synthetic interest that (A) conveys any voting right in New Nevada Holdco common stock or (B) is required to be, or is capable of being, settled through delivery of New Nevada Holdco common stock in either case, that is held or beneficially owned by any Covered Investor or any controlled affiliate or any Covered Investor. The Covered Investors also agree among themselves that the total number of votes attributable to Reference Shares that are not Cleansed Shares will be proportionately allocated among the Covered Investors based on a percentage, the numerator of which is the number of Reference Shares held by such Covered Investor, and the denominator of which is the total number of Reference Shares held by all Covered Investors in the aggregate.

The Holder Group Investors (as defined below) will not, subject to certain exceptions and until the aggregate voting power of the Holder Group Investors is less than 25% of the combined voting power of all of the outstanding voting securities of New Nevada Holdco on any given matter, until the fifth anniversary of the closing of the Transactions, (i) take any action, vote such Holder Group Investor’s securities, or enter into any transaction, including by acting in consent with another person, that would result in New Nevada Holdco being treated as a “controlled company” under the applicable rules of the NYSE American nor (ii) take any action, vote such Holder Group Investor’s securities, or enter into any transaction, including by acting in concert with another person, that results in New Nevada Holdco engaging in a Rule 13e-3 Transaction (as defined in the rules and regulations issued by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), provided, that the restriction set forth in this clause (ii) may be waived by the affirmative vote of a majority of the issued and outstanding shares of New Nevada Holdco’s voting stock (taking into account the Series D Convertible Preferred Stock on an as-converted basis) that are not beneficially owned by the Holder Group Investors (provided that, for purposes of clause (ii), New Nevada Holdco’s voting stock that is owned of record by Ashford Trust or Braemar shall not be deemed to be beneficially owned by the Holder Group Investors so long as the decision to vote such shares on such waiver is solely determined by a majority of the members of the board of directors of the applicable entity who are independent within the meaning of applicable rules of the NYSE American (or any exchange on which the New Nevada Holdco’s voting stock is then listed) and do not have a material financial interest in such Rule 13e-3 Transaction (or a duly appointed board committee consisting only of such independent and disinterested board members)).

Each Covered Investor has the option, exercisable with respect to each and every Change of Control (defined below) that may occur following the date of the Investor Rights Agreement, to sell to New Nevada Holdco all or any portion of the Series D Convertible Preferred Stock then owned by such Covered Investor (the “Change of Control Put Option”) at any time during the ten business day consecutive period following the consummation of a Change of Control. “Change of Control” means, with respect to any Covered Investor, any of the following, in each case that was not voted for or consented to by such Covered Investor solely in its capacity as a stockholder of New Nevada Holdco (but not in any other capacity): (i) any person (other than the Reporting Person, Mr. Monty J. Bennett, MJB Investments, their controlled affiliates, any trust or other estate in which any of them has a substantial beneficial interest or as to which any of them serves as trustee or in a similar fiduciary capacity, any immediate family member of the Reporting Person or Mr. Monty J. Bennett, or any group (as defined in Rule 13d-5(b) under the Exchange Act)) acquires beneficial ownership of securities of New Nevada Holdco that, together with the securities of New Nevada Holdco previously beneficially owned by the first such person, constitutes more than 50% of the total voting power of New Nevada Holdco’s outstanding securities, or (ii) the sale, lease, transfer or other disposition (other than as collateral) of all or a majority of New Nevada Holdco’s (taken as a whole) assets or income or revenue generating capacity, other than to any direct or indirect majority-owned and controlled affiliate of New Nevada Holdco.

In the event that a Covered Investor exercises the Change of Control Put Option, the price to be paid by New Nevada Holdco to such exercising Covered Investor will be an amount, payable in cash, equal to (i) $25.125, plus (ii) all accrued and unpaid dividends, plus (iii) in the event that a Change of Control Put Option is exercised prior to June 30, 2026, an additional amount equal to, initially, 24% of $25 until the first anniversary of the closing of the Property Management Transactions, with such percentage reduced by (A) 4% for each year thereafter, inclusive of the year in which the Change of Control Put Option is exercised, until the fourth anniversary of the closing of the Property Management Transactions and (B) 3% for each year thereafter until the sixth anniversary of the closing of the Property Management Transactions, at which time such percentage shall be 3% until June 30, 2026.

The Investor Rights Agreement also provides that, except for issuances contemplated by the transaction documents entered into under the Combination Agreement, New Nevada Holdco will not issue any equity securities, rights to acquire equity securities of New Nevada Holdco or debt convertible into equity securities of New Nevada Holdco (collectively, the “New Securities”), unless New Nevada Holdco gives each Remington Holder, each Trust and each person that succeeds to the interests of a Remington Holder or a Trust and certain permitted transferees (“Holder Group Investors”) notice of its respective intention to issue New Securities and the right of such Holder Group Investor to acquire such Holder Group Investor’s pro rata share of the New Securities.

The Investor Rights Agreement terminates by its terms on the earliest of (i) the written agreement of New Nevada Holdco and Covered Investors holding in the aggregate 55% of the total number of shares of New Nevada Holdco common stock (taking into account the Series D Convertible Preferred Stock on an as converted basis) and (ii) the date on which the Covered Investors no longer own any New Nevada Holdco common stock or Series D Convertible Preferred Stock; provided certain specified provisions will last for the time periods provided by their terms, and others will last indefinitely.

A Covered Investor will automatically cease to be bound by the Investor Rights Agreement solely in its capacity as a Covered Investor at such time as such Covered Investor no longer owns any common stock of New Nevada Holdco or any Series D Convertible Preferred Stock.

The terms of the Investor Rights Agreement are described in more detail in the Property Management Current Report, which is incorporated herein by reference in its entirety, and the Form of Investor Rights Agreement is filed as an exhibit to the this Schedule 13D/A and incorporated by reference herein.

Non-Competition Agreement

At the closing of the Property Management Transactions, New Nevada Holdco and the Bennetts will enter into a non-competition agreement (the “Non-Competition Agreement”). Subject to certain exclusions, the Non-Competition Agreement will provide that for a period of the later of five (5) years following the closing of the Transactions, or three (3) years following the date on which Mr. Monty J. Bennett is no longer the principal executive officer of New Nevada Holdco, each of the Reporting Person and Mr. Monty J. Bennett will not, and will cause its controlled affiliates not to, directly or indirectly (i) engage in, or have an interest in a person that engages directly or indirectly in, (a) the hotel management business conducted by Remington and its subsidiaries within the lodging industry, including hotel operations, sales and marketing, revenue management, budget oversight, guest service, asset maintenance (not involving capital expenditures) and related services conducted by Remington and its subsidiaries or (b) the project management business conducted by Premier Project Management LLC, a subsidiary of New Nevada Holdco (“Premier”), within the lodging industry, including construction management, interior design, architecture, and the purchasing, expediting, warehousing, freight management, installation and supervision of furniture, fixtures, and equipment, and related services, in each case in clause (a) or (b) anywhere in the United States (excluding certain passive investments and existing relationships); or (ii) intentionally interfere in any material respect with the business relationships between Remington, Premier and their respective customers, clients or vendors. Notwithstanding the foregoing, each of the Bennetts may, among other things, (A) freely pursue any opportunity to acquire ownership, directly or indirectly, in any interests in real properties in the lodging industry if such opportunity has been presented to the board of each of the New Nevada Holdco, Ashford Trust and Braemar and none of the foregoing elect to pursue or participate in such opportunity and (B) with respect to any hotel properties in which the Bennetts, or any of their controlled affiliates, own, directly or indirectly (other than through their ownership interests in Ashford Trust or Braemar), in the aggregate at least a five percent (5%) interest (such hotel properties, “Bennett-Owned Properties”), each Bennett, and any of his controlled affiliates, directly or indirectly: (x) may self-manage the provision of hotel management business services or project management business services to such Bennett-Owned Properties, but may not provide any such services to any other hotels not constituting Bennett-Owned Properties, or (y) may require that the New Nevada Holdco provide hotel management business services and project management business services pursuant to the terms of the Hotel Services Agreement.

The Form of Investor Rights Agreement is filed as an exhibit to the this Schedule 13D/A and incorporated by reference herein.

Transition Cost Sharing Agreement

At the closing of the Property Management Transactions, New Nevada Holdco and Remington (collectively, the “Service Providers”) and the Bennetts and MJB Investments (collectively, the “Service Recipients”) will enter into a transition cost sharing agreement (the “Transition Cost Sharing Agreement”), pursuant to which the Service Providers will provide to the Service Recipients family office related services, including accounting, tax, legal and general office and administrative support services (collectively, the “Services”) generally in accordance with Remington’s past practice prior to the closing. The Service Recipients will pay to the Service Providers the Service Providers’ actual costs, including salaries, employment taxes and benefits applicable to the employees of the Service Providers providing the Services, based on the percentage of time spent by such employees in providing the Services, relative to the time spent by such employees on matters not related to the Services, plus applicable allocated overhead and other expenses incurred, in each case without mark-up. Subject to certain exceptions, the Services are required to be provided by the Service Providers until the last to occur of: (i) the tenth (10) anniversary of the date of the Transition Cost Sharing Agreement; (ii) the death of the Reporting Person; and (iii) thirty (30) days following the date on which Mr. Monty J. Bennett is no longer employed by New Nevada Holdco as its Chief Executive Officer, or substantially similar executive position, or ceases to serve as a member of the board of directors of New Nevada Holdco.

The Form of Transition Cost Sharing Agreement is filed as an exhibit to the this Schedule 13D/A and incorporated by reference herein.

The Reporting Person may engage in other discussions with the Issuer, its management and board of directors (or independent directors), other stockholders of the Issuer and other interested parties that may relate to the business, operations, assets, capitalization, financial condition, management, governance and board composition and strategic plans of the Issuer.

The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and the board of directors (or independent directors), other stockholders of the Issuer and other interested parties.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments issued by or relating to the Issuer or selling some or all of his beneficial or economic holdings relating to the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D, as amended, are hereby amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 92,678 shares of Common Stock; (b) 654.3 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”); and (c) 714,286 shares of common stock issuable upon conversion of the Series B Preferred Stock, held directly or indirectly by the Reporting Person.

The Reporting Person is deemed to beneficially own an aggregate of 807,618 shares of Common Stock (including (x) 654.3 Units and (y) 714,286 shares of Common Stock issuable upon conversion of the Series B Preferred Stock), representing approximately 25.4% of the Issuer’s outstanding Common Stock. The securities are held as follows:

(i) 38,952 shares of Common Stock, 152.7 Units and 3,720,000 shares of Series B Preferred Stock are held directly by the Reporting Person;

(ii) 280,000 shares of Series B Preferred Stock are held in trusts for the benefit of family members and one other beneficiary whereby the trustee cannot dispose of the shares until after the Issuer exercises the Call Option; and

(iii) 53,726 shares of Common Stock and 501.6 Units are held indirectly by the Reporting Person through 1080 Partners, LP.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Common Stock, the Units and Series B Preferred Stock (which votes along with the Common Stock on an as converted basis) identified in response to Item 5(a) above.  As disclosed in Item 6 of the Schedule 13D, as amended, the Reporting Person is a party to an existing investor rights agreement dated August 8, 2018 which generally provides that, until August 8, 2023, to the extent that the voting power of the voting securities beneficially owned by the Reporting Person (and certain other holders party to such existing investor rights agreement, including Mr. Monty J. Bennett) exceeds 25% of the combined voting power of all of the outstanding voting securities of the Issuer entitled to vote on any given matter (the shares with voting power in excess of such 25%, the “Excess Shares”), then the Reporting Person and such other persons will vote shares with a voting power equal to the voting power of the Excess Shares in the same proportion as the holders of the voting securities of the Issuer vote their shares with respect to such matters.

On December 31, 2018, for estate-planning purposes, 80,000 shares of Series B Preferred Stock were moved to two trusts for which the Reporting Person serves as the trustee and an additional 200,000 shares of Series B Preferred Stock were moved to five trusts for which the Reporting Person does not serve as trustee. The Reporting Person retains voting power over all such shares of Series B Preferred Stock pursuant to the Investor Rights Agreement. The respective trustee for each trust is not permitted to dispose of the Series B Preferred Stock until after the Issuer redeems the shares of Series B Preferred Stock pursuant to the Call Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

99.1

Combination Agreement, dated as of May 31, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., .James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)

99.2

Form of Merger Agreement and Registration Rights Agreement (incorporated by reference as Exhibit G to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)

99.3

Form of Certificate of Designation of the Series D Convertible Preferred Stock of Ashford Nevada Holding Corp. (incorporated by reference as Exhibit D to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)

99.4	Form of Investor Rights Agreement (incorporated by reference as Exhibit A to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.5	Form of Non-Competition Agreement (incorporated by reference as Exhibit I to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.6	Form of Transition Cost Sharing Agreement (incorporated by reference as Exhibit H to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.7	Press Release, dated June 3, 2019 (incorporated by reference as exhibit 99.6 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.8	Investor Presentation, dated June 3, 2019 (incorporated by reference as exhibit 99.6 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2019

By:	/s/ Archie Bennett, Jr.
Archie Bennett, Jr.